

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 25, 2008

Via U.S. Mail and Fax (401-454-0089)
Mr. Richard J. Schmaeling
Chief Financial Officer
LIN TV Corp. and LIN Television Corporation
Four Richmond Square, Suite 200
Providence, Rhode Island 02906

> **RE: LIN TV Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 1-31311**
>
> **LIN Television Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 0-25206**

Dear Mr. Schmaeling:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director